September 26, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

Washington, D.C. 20549

Attn: Eric Atallah and Tara Harkins

Re:	Y-mAbs Therapeutics, Inc. (Response Letter to SEC Letter Dated September 16th, 2024) Form 10-K for Fiscal Year Ended December 31, 2023 File No. 001-38650

Dear Eric Atallah and Tara Harkins:

This letter sets forth the responses of Y-mAbs Therapeutics, Inc. (the “Company,” “Y-mAbs,”” we,” “us,” and “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 16, 2024, with respect to the above-referenced Form 10-K.

Set forth below in bold are the headings and text of the Staff’s comments followed by the corresponding Company’s response below each comment.

Form 10-K for Fiscal Year Ended December 31, 2023

Revenue Recognition

Product revenue, net, page 152

1.	We note that you recognize revenue from sales of DANYELZA at a point in time, which generally occurs upon receipt at the end-user hospital for sales in the United States, and upon delivery to the distributors for sales in the international territories. Please address the following:
●	Explain the key differences between your U.S and international distribution agreements and the basis for revenue to be recognized at different points in time.

Response:

The Company recognizes revenue from sales of DANYELZA at a point in time when a customer is deemed to have obtained control of the product. When evaluating control, the Company considered ASC 606-10-25-23 to 25, which defines that control is the ability to direct the use of, and obtain substantially all the remaining benefits from, the asset. Goods and services are assets, even if only momentarily, when they are received and used.  In addition, we considered the criteria in ASC 606 10-25-30 pertaining to the indicators of the transfer of control which we have addressed below for the U.S. and international territories.

The Company’s product sales of DANYELZA in the U.S. are made through contracts with three national specialty distributors, which as discussed below, are our customers. Under these contracts, the distributors purchase the products from the Company for distribution to end-user hospitals under a drop ship model. Under the drop ship model, the distributors do not take physical possession of the products (ASC 606-10-25-30 – indicator c). Instead, the Company, through its third-party logistics provider, delivers the product to the end-user hospital destinations specified in the distributors’ purchase orders and controls the product while in transit. Upon delivery, the products are received and accepted (on behalf of the distributors) (ASC 606-10-25-30 – indicator e) by the end-user hospitals, and the legal title (ASC 606-10-25-30 – indicator b) is passed to the distributors.  At this point in time, the Company is entitled to present and unconditional payment from the distributors (ASC 606-10-25-30 – indicator a). Our distributors have payment terms with the Company that are not impacted by when the distributor is paid by the end-user hospital or other payors.  Additionally, it is at this point where the Company has concluded that the distributor has significant risks and rewards of ownership (i.e. has the ability to establish price) (ASC 606-10-25-30 – indicator d). Therefore, based on the ASC 606 5-step model, specifically the guidance in ASC 606-10-25-23 to 25 and ASC 606-10-25-30, the Company recognizes revenue at the point in time when control transfers to the distributor which as noted above occurs upon receipt of the product at the end-user hospitals.

The Company’s product sales of DANYELZA in the international territories, for the year ended December 31, 2023, were mainly to the Company’s distributors WEP Pharma Ltd. in Europe and SciClone Pharmaceuticals International Limited in China. Under both distribution arrangements, the Company, through its third-party logistics provider, delivers the products to the distributors’ warehouse destinations. The international distributors accept (606-10-25-30 - indicator e) and stock the product inventory, take legal title and physical possession of the inventory (606-10-25-30 – indicators b and c) and bear the inventory risk. Upon delivery at the distributors’ warehouse, the significant risks and rewards of ownership have transferred (i.e. ability to direct the use of by determining and controlling which of their end-customers they will fulfill orders for and ability to set the price for the product) (606-10-25-30 – indicator d).   Upon delivery to the distributors’ warehouses, the Company has a present and unconditional right to payment (606-10-25-30 - indicator a). The distributors have no right of product return except for limited circumstances. Therefore, based on the ASC 606 5-step model, specifically the guidance within ASC 606-10-25-23 to 25 and ASC 606-10-25-30, the Company recognizes revenue at a point in time when control transfers to the distributor which as noted above occurs upon delivery of the product at the distributors’ warehouses.

●	Explain who you have identified as your customer under ASC 606 in your U.S. distribution agreements.

Response:

For our U.S. distribution agreements, the Company has identified three national specialty distributors as our customer under ASC 606. These national specialty distributors are the only counterparties to which we have contractual sales arrangements (i.e., distribution arrangements as well as purchase orders) to acquire goods that are an output of our ordinary activities (i.e., manufacturing of pharmaceutical products). As per the Company’s response to the last question, the Company engages in a drop ship model with the U.S. distributors, under which the transfer of control of the products is passed to the distributors upon arrival at the end-user hospital.  At that point in time, the Company has a present and unconditional right to payment from the distributors.  Our distributors have payment terms with the Company that are not impacted by when the distributor is paid by the end-user hospital or other payors.

●	Clarify who you ship your products to and who controls your product prior to receipt at the end-user hospital.

Response:

For sales in the U.S., the Company, through its third-party logistics provider, ships the products to the end-user hospitals. The control of the products is passed to the distributor when the products are received by the end-user hospitals.

●	Tell us if your U.S. distributors have unconditional return rights

Response:

Our U.S. distributors do not have unconditional return rights. Under the distribution arrangements, the distributors have no right of product return except for limited circumstances.

●	Tell us if your U.S. distributors have an unconditional obligation to pay for your product.

Response:

The U.S. distributors have an unconditional obligation to pay the Company for our products when the products are received by the end-user hospitals.  As noted above, our distributors have payment terms with the Company that are not impacted by when the distributor is paid by the end-user hospital or other payors.

I trust that the foregoing response addresses the comments contained in the Comment Letter. Should you have any further questions or require additional information, please contact me at my E-Mail (ppf@ymabs.com) or my Cell Phone (908-797-5513).

/s/ Peter Pfreundschuh

Peter Pfreundschuh

Y-mAbs Therapeutics, Inc.

Chief Financial Officer